Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Mining Holdings, Inc.
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 132-02665
Dated January 30, 2009

Message from CEO

I would like to express my sincere gratitude for your continuing support and understanding.

First, I will explain the basic agreement for management integration concluded between Nippon Mining Holdings, Inc. and Nippon Oil Corporation in December 2008.

While recent years have seen demand for petroleum products in Japan trending downward, crude oil price hikes and a severe recession have accelerated the trend. During this period, Japan Energy, accounting for the largest part of Nippon Mining Holdings Group’s net sales, has concluded tie-ups with other petroleum companies and taken a variety of other steps to counteract falling demand by strengthening competitiveness and reinforcing its business base. However, in order to achieve further growth, it is  essential that we preempt structural changes in the petroleum business, and win out amid increasingly fierce competition.

Meanwhile, because we need enormous capital strength to implement growth strategies in businesses that promise profitability and growth—such as metals, titanium, and manufacturing of polysilicon for photovoltaic power generation—we have to increase our corporate scale and profitability significantly, and improve our financial capacities and flexibilities.

Given those respective imperatives of the petroleum business, the metals business and our other businesses, the Nippon Mining Holdings Group concluded a basic agreement on a management integration with Nippon Oil in December last year. We concluded the basic agreement with Nippon Oil because of a shared sense of crisis about the future of the petroleum business, because improved efficiency can be achieved through their corporate scale and also because they aim to be a comprehensive energy company.

In this integration, we are on an equal footing overall, and we will build a completely new business management system without being wedded to the past. Also we will streamline and heighten efficiency in all divisions with no exceptions. Particularly in the Petroleum Refining and Marketing business, we shall decisively advance creative business reform, which would be impossible to achieve without integration. Taking the reduction of refining capacity—long said to be excessive—as an example, we intend to cut refining capacity by 400,000 BD compared to current levels within 2 years following the integration, and will consider making further reductions as conditions warrant.

We aim to reap integration benefits from those measures of ¥60 billion a year or more within three years of integrating core businesses. Furthermore, by continuously improving on that amount, we aim to reach integration benefits of ¥100 billion a year or higher.

Integration will gives us net sales of more than ¥10 trillion and make us into a huge corporate group—one of the five largest in Japan’s manufacturing sector. Our immediate targets are to achieve income before special items of ¥500 billion or higher and impressive scale and competitiveness as the number one company in Japan’s petroleum industry. At the same time, by also incorporating a highly profitable Metals business with outstanding growth potential, we will stride forward and grow as an integrated energy, resources and materials company with a strong international presence.

Through this management integration with Nippon Oil, the Nippon Mining Holdings Group will pave the way for growth and development. However, while preparing for the management integration, the Group must give priority to immediately tackling pressing issues. In other words, the Group must overcome the tough business conditions stemming from an unprecedented dramatic global economic slowdown and recession.

Although we will maintain the targets and basic strategies of our long-term vision, in light of the dramatic worsening of business conditions, we will review the Medium-Term Management Plan—launched from the current fiscal year—with an emphasis on rigorously raising our base level of earnings and in-depth investigation of business conditions and assumptions. We will then bring forward the implementation of those measures that are feasible.

To conclude, we must first draw on our own strength to overcome this “once-in-a-century” economic crisis. At the same time, we will realize a management integration that shareholders, employees, business partners, and other stakeholders evaluate positively.

As we work toward those goals with an unshakable commitment, we would like to ask for your continued support and encouragement.

Nippon Mining Holdings, Inc.
President and Representative Director,
Mitsunori Takahagi

Filings with the U.S. SEC

Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer.  The Form F-4 (if filed) will contain a prospectus and other documents.  The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction.  U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer.  The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9862 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.